UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ocean Rig UDW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

Eric Ross Senior Managing Director and Chief Compliance Officer Avenue Capital Group 399 Park Avenue, 6th Floor New York, NY 10022 (212) 850-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118	13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,326,804[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,326,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,326,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 6,326,804 shares of common stock held by Avenue Energy Opportunities Fund, L.P., Avenue Investments, L.P., Avenue PPF Opportunities Fund, L.P. and Avenue Special Opportunities Fund II, L.P. (collectively, the “Funds”).
2 See Item 5.

CUSIP No. G66964118	13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II GenPar, LLC (“GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,326,804[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,326,804

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,326,804

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3 This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.
4 See Item 5.

CUSIP No. G66964118	13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,919,442[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,919,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,919,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

5 This number represents shares beneficially held by Avenue Capital Management II and Avenue Europe International Management, L.P. Marc Lasry is the managing member of GenPar, the ultimate general partner of Avenue Capital Management II and Avenue Europe International Management, L.P. and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and Avenue Europe International Management, L.P.
6 See Item 5.

CUSIP No. G66964118	13D	Page 5 of 8 Pages
Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Ocean Rig UDW Inc. (the “Issuer”), whose principal executive offices are located at Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Hanover Drive, Grand Cayman, Cayman Islands.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Avenue Capital Management II, GenPar and Marc Lasry (collectively, the “Reporting Persons”).

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: c/o Avenue Capital Management II, L.P., 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Avenue Capital Management II, L.P. is the investment manager of each of Avenue Energy Opportunities Fund, L.P., Avenue PPF Opportunities Fund, L.P., Avenue Special Opportunities Fund II, L.P. and Avenue Investments, L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities. Avenue Energy Opportunities Partners LLC is the general partner of Avenue Energy Opportunities Fund, L.P. Avenue PPF Opportunities Fund GenPar, LLC is the general partner of Avenue PPF Opportunities Fund, L.P. Avenue SO Capital Partners II, LLC is the general partner of Avenue Special Opportunities Fund II, L.P. Avenue Partners, LLC is the general partner of Avenue Investments, L.P.  Avenue Europe International Management, L.P. is the investment manager of each of Avenue ASRS Europe Opportunities Fund, L.P., Avenue Europe Opportunities Master Fund, L.P., Avenue Europe Special Situations Fund III (Euro), L.P., and Avenue Europe Special Situations Fund III (U.S.), L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities.  Avenue Europe Opportunities Master Fund, L.P. owns its interest in the 80,907 shares through GL Europe Luxembourg S.a.r.l.   Avenue Europe Special Situations Fund III (Euro), L.P. owns its interest in the 85,807 shares through GL Europe Luxembourg III (Euro) Investments S.a.r.l.  Avenue Europe Special Situations Fund III (US), L.P. owns its interest in the 351,710 shares through GL Europe Luxembourg III (US) Investments S.a.r.l. Avenue ASRS Europe Opportunities Fund, L.P. owns its interest in the 74,213 shares through GL Europe ASRS Investments S.a.r.l.  Avenue-ASRS Europe Opportunities Fund GenPar, LLC is the general partner of Avenue ASRS Europe Opportunities Fund, L.P. Avenue Europe Opportunities Fund GenPar, LLC is the general partner of Avenue Europe Opportunities Master Fund, L.P. Avenue Europe Capital Partners III, LLC is the general partner of Avenue Europe Special Situations Fund III (Euro), L.P. and Avenue Europe Special Situations Fund III (U.S.), L.P. Marc Lasry is the managing member of the ultimate general partner of Avenue Capital Management II, L.P. and Avenue Europe International Management, L.P.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lasry is a citizen of the United States of America.

CUSIP No. G66964118	13D	Page 6 of 8 Pages
Item 3.	Source or Amount of Funds or Other Consideration.

Issuer issued the Common Shares that are the subject of this Schedule 13D in connection with schemes of arrangement under Cayman law.  The Schemes (as defined below) provided for substantial deleveraging of scheme companies through an exchange by their creditors, of approximately $3.7 billion principal amount of debt for new equity of the Issuer, approximately $288 million in cash and $450 million of new secured debt.

Item 4.	Purpose of Transaction.

During the second quarter of 2016, (1) Issuer’s board of directors and a number of creditors formed the conclusion that the Issuer’s debt obligations would need to be amended or exchanged for new debt and/or equity securities; (2) on August 11, 2016, Issuer made a public announcement stating that it was exploring restructuring options; and (3) on March 23, 2017, a Restructuring Support Agreement (the “RSA”) was executed between the Issuer and certain of its creditors to implement schemes of arrangement under the Companies Law of the Cayman Islands (the “Schemes”) and appoint joint provisional liquidators, as part of the proposed restructuring.

The Schemes were sanctioned and confirmed by the Grand Court of the Cayman Islands on September 15, 2017 (Cayman Islands time).  All of the conditions of the Schemes having been fulfilled, the Schemes became effective on September 22, 2017 (Cayman Islands time).

Pursuant to the Schemes, and subject to the conditions described therein, the Reporting Persons acquired beneficial ownership of 6,919,442 Common Shares7 of the Issuer.  Following consummation of the Schemes, the Issuer intends to increase the number of directors serving on its board of directors to seven.

References to, and descriptions of, the RSA and the Schemes are qualified in their entirety by reference to the RSA and the press releases of the Issuer dated July 21, 2017 and September 22, 2017, which are exhibits to this Schedule 13D and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

The Reporting Persons acquired the Common Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) –(j) of Item 4 of Schedule 13D.

7 See Item 5.

CUSIP No. G66964118	13D	Page 7 of 8 Pages
Item 5.	Interest in Securities of the Issuer.

Name	Number of Shares	Percentage of Shares (%)
Avenue Capital Management II	6,326,804	7.0
GenPar	6,326,804	7.0
Marc Lasry	6,919,442	7.6
Avenue Energy Opportunities Partners, LLC	3,823,350	4.2
Avenue Energy Opportunities Fund, L.P.	3,823,350	4.2
Avenue Investments, L.P.	1,311,615	1.4
Avenue PPF Opportunities Fund GenPar, LLC	136,225.2
Avenue PPF Opportunities Fund, L.P.	136,225.2
Avenue SO Capital Partners II, LLC	1,055,614	1.2
Avenue Special Opportunities Fund II, L.P.	1,055,614	1.2
Avenue Europe International Management, L.P.	592,638.7
Avenue ASRS Europe Opportunities Fund, L.P.	74,213.1
GL Europe ASRS Investments S.a.r.l.	74,213.1
Avenue Europe Special Situations Fund III (Euro), L.P.	85,807.1
GL Europe Luxembourg III (EUR) Investments S.a.r.l.	85,807.1
Avenue Europe Special Situation Fund III (US), L.P.	351,710.4
GL Europe Luxembourg III (US) Investments S.a.r.l.	351,710.4
Avenue Europe Opportunities Master Fund, L.P.	80,907.1
GL Europe Luxembourg S.a.r.l.	80,907.1

The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 90,660,769 Common Shares outstanding as of September 25, 2017, as disclosed by the Issuer’s registration statement on Form F-1 filed on September 27, 2017, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Restructuring Support Agreement, dated March 23, 2017 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 6-K filed with the SEC on March 28, 2017).

Exhibit 2:	July 21, 2017 Press Release, dated July 21, 2017 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on July 21, 2017).

Exhibit 3:	September 22, 2017 Press Release, dated September 22, 2017 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on September 22, 2017).

Exhibit 4:
Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G/A relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the SEC on June 25, 2010).

CUSIP No. G66964118	13D	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

/s/ Eric Ross as attorney-in-fact
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry